U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Khanna                              Sudhir
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   (Last)                           (First)             (Middle)

6407 Alderwood Trail
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                                    (Street)

Mississauga                         Ontario              L5N 6W9
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   (City)                           (State)              (Zip)

Newsgurus.com, Inc., No ticker or trading symbol as the Issuer is not yet quoted
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

                                      N/A
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

                                    02/2000
________________________________________________________________________________
4.   Statement for Month/Year

                                      N/A
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     525,000        Direct
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)     Date         Expira-         Number  ity      Month     (I)      ship
Security            Secur-   Day/              ------------ Exer-        tion            of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)   cisable      Date    Title   Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Right to
exercise            $1.00    Feb. 01, J(2)      200,000     Vest at      Feb. 01, --     --      $1.00    200,000   Direct   N/A
options for                  2000                           12.5% every  2005
common stock                                                3 months for
                                                            2 years
------------------------------------------------------------------------------------------------------------------------------------
Units for
common              $0.05    Feb. 01, J(1)      500,000     See note (1) See note --     --      $0.05    500,000   Direct   N/A
stock, see                   2000                                        (1)
note (1)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

EXPLANATION OF RESPONSES:

NOTE (1):

Mr. Khanna subscribed for 500,000 units of Newsgurus.com, Inc. at a price of $0.05 per unit. Each unit shall consist of one common share in the capital stock of Newsgurus.com, Inc. and one non-transferable share purchase "A" warrant. Each warrant remains valid for FIVE (5) YEARS from the Start Date. Mr. Khanna is entitled to purchase one (1) common share in the capital of Newsgurus.com, Inc. at a price of $1.00 per share, for each two (2) "A" warrants so held, no more than 150,000 of such "A" warrants to be exercised before February 25, 2002; and, no more than 135,000 such "A" warrants to be exercised during the twelve month period commencing February 25, 2002; and, no more than 135,000 such "A" warrants to be exercised during the twelve month period commencing February 25, 2003; and no more than 400,000 such "A" warrants to be exercised during the twelve month period commencing February 25, 2004.

NOTE (2):

Grant of stock options.


               /s/ Sudhir Khana                              August 11, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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